Exhibit 99.1

Central GoldTrust

February 15, 2012

CENTRAL GOLDTRUST ANNOUNCES FILING OF FORM 40-F WITH SEC

TSX SYMBOLS: GTU.UN (Cdn. $) and GTU.U (U.S. $)

NYSE AMEX SYMBOL: GTU (U.S. $)

Central GoldTrust is pleased to announce that the Form 40-F has been filed with the Securities Exchange Commission (SEC). A copy of the Form 40-F is available on GoldTrust’s website at www.gold-trust.com. Unitholders may request a printed copy of the complete audited financial statements, free of charge, by email to info@gold-trust.com or by regular mail to Central GoldTrust, P.O. Box 10106, Ancaster, Ontario L9K 1P3, and are also available electronically at www.sedar.com.

For further information contact:

J.C. Stefan Spicer, President & CEO

Email: info@gold-trust.com

Website: www.gold-trust.com

Telephone: 905-304-4653